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                             September 17, 2021

       G. Reed Petersen
       Principal Officer
       Myson, Inc.
       3625 Cove Point Drive,
       Salt Lake City, Utah 84109

                                                        Re: Myson, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed August 23,
2021
                                                            File No. 000-56333

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G

       Description of Business, page 1

   1. Please amend the revenue threshold for emerging growth company status to $1.07 billion here and throughout the
filing. For guidance, refer to the definition of an    emerging
                                                        growth company    in
Rule 405 under the Securities Act.
   2. Please disclose that you are a blank check company, and disclose the applicability of Rule
                                                        419 to any subsequent
offerings as a blank check company.
 G. Reed Petersen
FirstName
Myson, Inc.LastNameG. Reed Petersen
Comapany 17,
September  NameMyson,
               2021     Inc.
September
Page 2     17, 2021 Page 2
FirstName LastName
Cautionary Note Regarding Forward-Looking Statements, page 5

3. Please note that, because you are not currently subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, the PSLRA safe harbor provisions are not applicable. Refer to Section 27A of the Securities Act of 1933
         for guidance. Please delete references to the PSLRA and its safe harbor provisions from your registration statement.
Risk Factors, page 6

4. Please disclose that your financial statements may not be comparable to those of other public companies due to your status as an Emerging Growth Company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology